UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: December 9, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURE

Appointment of Chairman and Directors
On December 9, 2009, the Board of Directors (the “Board”) of Mahindra Satyam, the brand identity of Satyam Computer Services Limited (the “Company” or “Mahindra Satyam”), appointed Mr. Vineet Nayyar, previously Vice Chairman, as Chairman of the Board. Mr. Nayyar will continue as a whole time director. The Board also appointed Mr. M. Damodaran and Mr. Gautam S Kaji as additional directors, with immediate effect. Consequently the size of the Board increased to 8 directors comprising of 4 independent directors (including two nominee directors of the Central government), 2 non-executive and 2 executive directors.
In a career spanning over 40 years, Mr. Nayyar has worked with Government of India, international multilateral agencies and in the corporate sector (both public and private). Mr. Nayyar started his career with the Indian Administrative Service and held a series of senior positions, after which he worked with the World Bank for over 10 years in a series of senior assignments. He was the founding Chairman and Managing Director of the state owned Gas Authority of India and has served as Managing Director of HCL Corporation Ltd and as the Vice Chairman of HCL Technologies Ltd. He was also a co-founder and Chief Executive Officer of HCL Perot Systems.
Mr Damodaran IAS (Retired) is currently practicing as an independent consultant in diverse areas of management. He has over 30 years of experience in financial services and public sector enterprises and has served as the former Chairman of the Securities and Exchange Board of India (SEBI), Chairman and Managing Director of Industrial Development Bank of India (IDBI) and as Chairman of the Unit Trust of India (UTI). He has also held various positions in the Ministry of Finance, the Ministry of Information and Broadcasting and in the Ministry of Commerce.
Mr. Gautam S Kaji is the former Managing Director for operations of the World Bank with responsibility for Africa, East Asia and the Pacific and South Asia. He also led the World Bank’s finance and private sector development programs and served as chair of the World Bank’s operations committee, which reviews all projects put forward for World Bank support. Prior to this he worked in a commercial bank. He is currently Chairman of Centennial Group, a Washington based Policy and Strategic advisory firm and their non profit initiative, The Emerging Markets Forum.
Following these appointments, the Board has also appointed Mr. Damodaran and Mr.Gautam S Kaji as members of the Audit Committee.
The Company’s Board of Directors has determined that Mr. Damodaran and Mr. Kaji are independent within the meaning of the New York Stock Exchange’s corporate governance standards, on the basis that the Company has no material relationship with either of them.
Appointment of Statutory Auditors
On the recommendation of the Audit Committee, on December 9, 2009 the Board appointed M/s Deloitte Haskins & Sells (“DHS”) as the Company’s statutory auditor for the fiscal year ended March 31, 2009 and for the fiscal year ending March 31, 2010. In the process of selecting the statutory auditor, the Audit Committee considered various leading firms on the following criteria (the “five criteria”):
•	Absence of conflict of interest and auditor independence issues that might preclude an audit firm from maintaining its objectivity and integrity with respect to an audit report filed with the U.S. Securities and Exchange Commission (“SEC”);

•	Experience in auditing financial statements of Indian companies listed on the New York Stock Exchange and NASDAQ;

•	Experience in auditing companies in the relevant industry;

•	Experience in auditing large companies; and

•	An office in Hyderabad, where the Company’s headquarters is located;
The Audit Committee also considered the fact that DHS is the principal auditor of Tech Mahindra Limited, which now owns approximately a 43% interest in Mahindra Satyam, as well as of Mahindra & Mahindra Limited, the largest shareholder of Tech Mahindra Limited.
With respect to the independence of DHS, the Audit Committee considered various past non-audit services rendered by DHS and its affiliates to Mahindra Satyam and the steps undertaken to ensure DHS’s independence for the assignment. Since the Company and its subsidiaries have not previously been DHS audit clients, DHS as well as various other member firms, including the respective affiliates, of Deloitte Touche Tohmatsu (collectively, “Deloitte Entities”), have provided various non-audit services to the Company and its affiliates, as set forth below:
•	Advisory services. The Deloitte Entities have performed advisory services in connection with an investigation performed for the Indian legal counsel appointed by the Board of Directors of the Company pertaining to certain alleged accounting irregularities. The Deloitte Entities have withdrawn from this engagement.

•	Business relationships. The Company has served as a subcontractor to certain Deloitte Entities (not including DHS) in the provision of services to certain clients of those affiliates. The business relationships identified were subcontracts for the provision of services on specific engagements that were insignificant on an individual and aggregate basis to both the Company and the concerned Deloitte Entities. All such contracts have been terminated.

•	Tax services. The Deloitte Entities had engagements for tax services that included representation of the Company before the Central Excise & Service Tax Appellate Tribunal (“CESTAT”). As a matter of abundant caution, these services have been terminated.

•	Valuation services. The Deloitte Entities provided valuation services for certain immaterial items for either reporting under Generally Accepted Accounting Principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). The valuations are no longer meaningful and new valuations will be conducted. None of the Deloitte Entities, including DHS, will provide the new valuations.

•	Immigration services. These services were performed by a non-US Deloitte Entity for the purpose of obtaining visas for Satyam employees in a foreign country. As a matter of abundant caution, these services have been terminated.

•	Statutory accounting services. These services related to assistance in preparation of financial statements to an insignificant subsidiary of Mahindra and Mahindra Limited to satisfy local regulatory and statutory requirements and were not used for consolidated financial statements that were filed with the SEC. However, as a matter of abundant caution, these services have been terminated.

•	SAS 70 services. These were attest services relating to Statement on Auditing Standards 70 (Service Organizations) (“SAS 70”). As attest services, SAS 70 services are permissible under the SEC’s independence rules.

•	Various advisory and training services. These services included assistance in connection with development of business continuity plans, salary restructuring for expatriates, M&A buy side assistance,

and application of US GAAP pronouncements, all of which are permissible under the SEC’s independence rules, in that the Deloitte Entities did not make any management decisions or perform any management functions in connection with these services.
After extensive consideration of these possible independence issues and their resolutions, the Audit Committee concluded that DHS would be able to maintain its objectivity and integrity in performing audit services such that it would be, and would be considered, independent with respect to the Company.
The Audit Committee carefully evaluated all the above factors and determined that DHS best met the five criteria under consideration. They thereupon decided to recommend to the Board, appointment of DHS as the Company’s statutory auditor
The four members of the Audit Committee are Mr. C. Achuthan, Mr. T.N. Manoharan, (both of whom were among the six distinguished citizens appointed to the Board of the Company by the Ministry of Corporate Affairs, Government of India), in January 2009 and Mr. Damodaran & Mr. Kaji, both of whom were appointed by the Board as independent directors of the Company and as members of the Audit Committee, on December 9, 2009.
Other Events
On December 9, 2009, the Board approved a settlement agreement between the Company and Upaid Systems, Ltd. (“Upaid”). The effectiveness of the settlement agreement remains subject to such governmental and regulatory approvals as shall be necessary under Indian law. The Board has given its approval to the settlement agreement subject to the finalization, execution and delivery of necessary ancillary agreements, including an escrow agreement, license agreement and general mutual release.
The settlement agreement provides that the Company will make the following payments: (1) a first payment in the amount of US$ 45million within 10 business days of Mahindra Satyam satisfying the condition of obtaining such governmental or regulatory approvals as shall be necessary under Indian law, and (2) a second payment in the amount of US$ 25 million within 12 months after the first payment is made.
The settlement agreement requires Mahindra Satyam and Upaid to enter into the broadest possible mutual releases and covenants not to sue, extinguishes all prior agreements or understandings between the parties, requires Upaid to grant to Mahindra Satyam a perpetual worldwide, royalty free license on all of its patents, and provides for the dismissal with prejudice of all pending actions (including without limitation the litigation between the parties pending in the United States Federal District Court for the Eastern District of Texas), subject to the fulfillment of the settlement agreement.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information provided herein includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on beliefs and assumptions by management and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement include, without limitation, issues that could arise in connection with actions or non-actions by governmental and regulatory authorities. There can be no assurance that the settlement agreement will become effective under its terms.
* * * * * * * * *

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.
Date: .December 9, 2009

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ G. Jayaraman
Name:	G. Jayaraman
Company Secretary